UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. 1)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

Trident Brands, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

89616C 201

(CUSIP Number)

December 31, 2016

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89616C 201	13G	Page 2 of 5

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LPF (MCTECH) Investment Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 12,605,872[01]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 12,605,872[1]
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,605,872[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 30.3%[1],2
12.	TYPE OF REPORTING PERSON EP/FI

[1]	Held in the form of 2 million shares of common stock and certain convertible notes which, as of December 31, 2016, were convertible into 10,605,872 shares of common stock.
[2]	Based on 31,000,000 shares outstanding, per Form 10-Q filed on October 14, 2016, plus 10,605,872 shares of common stock into which the convertible notes mentioned in footnote 1 may be converted.

CUSIP NO. 89616C 201	13G	Page 3 of 5

Item 1(a)	Name of Issuer:

Trident Brands, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

200 South Executive Drive

Suite 101

Brookfield, WI 53005

Item 2(a)	Name of Person Filing

LPF (MCTECH) Investment Corp.

Item 2(b)	Address of Principal Business Office

1315 North Service Rd. East

6th Floor

Oakville, ON, L6H 1A7, Canada

Item 2(c)	Citizenship

Ontario, Canada

Item 2(d)	Title of Class of Securities:

Common Stock, $.001par value

Item 2(e)	CUSIP Number: 89616C 201

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP NO. 89616C 201	13G	Page 4 of 5

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☒	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: LPF (MCTECH) Investment Corp. is a Canadian pension fund investment corporation wholly owned by the Labourers’ Pension Fund of Central and Eastern Canada (a functional equivalent of an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)).

If this statement is filed pursuant to Rule 13d-1(c), check this box:  ☐

Item 4	Ownership:

(a)	Amount beneficially owned: Incorporated by reference to Item 9 of the cover page.

(b)	Percent of Class: Incorporated by reference to Item 11 of the cover page.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page.

(ii)	shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page.

(iii)	sole power to dispose or to direct the disposition of: Incorporated by reference to Item 7 of the cover page.

(iv)	shared power to dispose or to direct the disposition of: Incorporated by reference to Item 8 of the cover page.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

CUSIP NO. 89616C 201	13G	Page 5 of 5

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. I also certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to the reporting person is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution, and that I undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 16th day of February, 2017.

LPF (MCTECH) Investment Corp.

By:	/s/ David D’Agostini
Name:	David D’Agostini
Title:	Secretary-Treasurer